Exhibit 99.27

2 February 2022

www.improveturkcell.com

IMTIS Holdings requests Turkcell Board to Call General Assembly of Shareholders to approve
Board Changes and Proposals for Improved Corporate Governance

•     Turkcell has a weak governance regime

•     These problems have led to poor operating and strategic performance, low valuation and loss of investor confidence

LetterOne, the holder of a 19.8% economic interest in Turkcell Iletisim Hizmetleri A.S. (the “Company” or “Turkcell”) through its ownership of all depositary receipts issued by International Mobile Telecom Investment Stichting Administratiekantoor (“IMTIS”), today announces that IMTIS Holdings S.à r.l. (“IMTIS Holdings”), a wholly-owned subsidiary of IMTIS, has exercised its shareholder right and formally requested the Board of Turkcell to convene a General Assembly of shareholders meeting no later than 30 April 2022, with an agenda which includes among other items, proposed changes to the composition of the Board, amendments of Turkcell’s articles of association and a dividend payout of 75% of FY2021 net income. LetterOne urges shareholders of Turkcell to support these proposals at the General Assembly.

LetterOne is a committed long-term investor with real optimism about Turkcell’s future. However, under the stewardship of the current Board and governance framework at Turkcell, operating performance, strategic direction and valuation have all suffered. This cannot be allowed to continue. A more robust approach to governance, starting with the refreshment of the Board and changes to the articles of association, is the foundation upon which to address Turkcell’s fundamental failures. The proposals are an important first step to enable Turkcell to achieve its operational and valuation potential and become a leading international telecommunications company.

IMTIS Holdings has proposed the appointment of four highly experienced international and Turkish candidates unaffiliated with Turkcell’s shareholders, who will bring the industry, strategic and operational experience, and commitment to internationally recognised corporate governance practices necessary to allow Turkcell to achieve its long-term operational and financial potential. Shareholders are urged to take this critical opportunity to dismiss the four incumbent directors not nominated by the Turkey Sovereign Wealth Fund and elect the nominees proposed by IMTIS Holdings.

The proposals for the amendments to the Company’s articles of association will materially improve accountability and disclosure and address the very serious concerns raised by ISS, Glass Lewis and institutional shareholders at the 2021 General Assembly, where 94% of them voted against the proposal to ratify the appointment of current directors. IMTIS Holdings’ proposals will ensure that director elections are conducted on an individual basis and disclosures provide the necessary transparency on key governance practices.

The proposal to set 2021 fiscal year dividend at 75% of FY2021 net income will bring Turkcell closer in line with its peers and impose discipline to its capital allocation process.

Ben Babcock, Managing Director at LetterOne, commented:

“LetterOne is a committed, long-term investor and believes Turkcell can deliver substantially more economic and social value for the benefit of all stakeholders. LetterOne has now repeatedly sought engagement with the Board of Turkcell to discuss its concerns and proposals. The Board has inexplicably chosen not to engage with us.

Given the pervasive strategic, operational and governance issues we have raised, non-engagement does not protect or advance Turkcell shareholders’ interests.  LetterOne encourages Turkcell’s shareholders to hold the Board to account and to support the new board of directors nominees, governance and dividend proposals at the forthcoming General Assembly.”

A copy of LetterOne’s Public Letter, along with an Investor Presentation which includes full details of IMTIS Holdings’ proposals, among other things, can be found here: www.improveturkcell.com

Ends

For further information, call:

Josh Hardie, Corporate Affairs Director, LetterOne +44 (0) 20 3815 3385

Jennifer Renwick, Jake Thomas, Billy Clegg, Camarco +44 (0) 203 757 4980

Notes to Editors

LetterOne is an experienced long term, supportive and committed investor in the TMT, energy, health and retail sectors. It has held an economic interest in Turkcell for the past 16 years. LetterOne initially invested $1.6 billion and made a further investment of more than $330 million as part of the ownership reorganisation in Turkcell which took place in 2020.